November 2, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	TrueBlue, Inc.
Form 10-K for Fiscal Year Ended December 25, 2009
Filed February 16, 2010
Form 10-Q for Fiscal Quarter Ended June 25, 2010
File No. 1-14543

Dear Mr. Spirgel:

This letter is in response to your comments communicated to us in a letter dated October 19, 2010, which was a follow-on request for additional information to our original response to you dated October 14, 2010. Your comments (in bold), along with our responses, are set forth below:

Form 10-K for Fiscal Year Ended December 25, 2009

Financial Statements, page 33

1.	We note your statement that the combined US, Canada and UK branch closings meeting the discontinued operations criteria were not material individually or cumulatively for any reporting year presented in your form 10-K for the fiscal year ended December 25, 2009. Addressing the quantitative and qualitative factors discussed in SAB 99, please provide us with an analysis of your determination that these operations were not material to any period presented.

We have performed an analysis under the guidance set forth in Staff Accounting Bulletin No. 99 (“SAB 99”) of the impact of closed branches which qualify for reporting as discontinued operations. Prior to our summary of our SAB 99 analysis, we believe it would be beneficial to highlight our Revenue from services and Income before tax expense trends for the years presented in the Form 10-K for the fiscal year ended December 25, 2009.

All dollar amounts are in thousands	2009	2008	2007
Revenue from services	$1,018,418	$1,384,269	$1,385,656
Total revenue year-over-year growth (decline)	(26%)	0%	3%
Organic revenue year-over-year growth (decline) (1)	(28%)	(16%)	0%

Income before tax expenses (2)	$14,141	$69,155	$104,603
Income before tax expense as a percent of Revenue from services	1%	5%	8%
Income before tax expense year-over-year decline	(80%)	(34%)	(10%)

(1)	Organic revenue excludes the first 12 months of acquired company revenues
(2)	Excluding the impact of the goodwill & intangible asset impairment recorded in fiscal 2008

We discussed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the fiscal year ended December 25, 2009 that “We continue to face a challenging economic climate with customer spending being negatively impacted by the global recession as well as an increasingly competitive landscape. We experienced a significant decrease in demand for blue-collar staffing during 2009. The recession began in 2008 and continued throughout 2009.” We experienced the economic slowdown starting in 2007. Our Revenue from services (“Revenue”) and Income before tax expense (“Pre-tax income”) declined significantly. In response, we consolidated our operations to preserve profitability. Pre-tax income declined to a nominal 1% of 2009 revenue.

The temporary staffing industry for blue-collar workers is highly cyclical and generally the first to experience a downturn. The severity of the most recent recession significantly impacted our normal trends. Prior to the recession, Pre-tax income was 7% on average for the years 2003 through 2007. As the economy recovers, we expect Pre-tax income to increase.

Our SAB 99 analysis considered both the quantitative and qualitative impacts of the discontinued operations on our consolidated financial statements in conjunction with the above trends. We and the audit committee of our board of directors have concluded, and our auditor concurred, that the discontinued operations were not material to our consolidated financial statements based on the quantitative and qualitative measures within our SAB 99 analysis.

Listed below is a summary of the quantitative factors of our analysis:

•

We believe that the quantitative impact of the discontinued operations is not material to total Revenue. Revenue from closed branches which qualify for reporting as discontinued operations accounted for 0.4% of revenue from continuing operations in 2009, 3.4% in 2008, and 5.4% in 2007.

•

We believe that the quantitative impact of the discontinued operations is not material to our Organic revenue trends. We reported Organic revenue trends in our Form 10-K for 2009 and 2008 in order to explain the impact of acquisitions on our total Revenues and provide more insight into our underlying revenue trends. Excluding discontinued operations from our Organic revenue trends we experienced Revenue declines of 25.6% and 14.6% for 2009 and 2008, respectively, versus our reported Organic revenue declines of 27.8% and 15.7% for 2009 and 2008, respectively.

•

We believe that the quantitative impact of the discontinued operations is not material to Pre-tax income. Discontinued operations accounted for a Pre-tax loss of $1.0 million for 2009, $1.0 million for 2008 and $0.2 million for 2007, which represents 6.8%, 1.4% and 0.2% of the company’s consolidated Pre-tax income from continuing operations, excluding the goodwill and asset impairment charge for 2008. The impact of the economic recession on our results for 2008 and 2009 were dramatic. Our Pre-tax income approached 1% of revenue for 2009. Accordingly, a Pre-tax loss from discontinued operations of $1.0 million, the same level as that for fiscal 2008, had a larger impact on a percentage basis.

•

We believe that the quantitative impact of the discontinued operations is not material to Pre-tax income trends. Pre-tax income, excluding the impact of the 2008 goodwill and asset impairment charge, declined by 79.6% for 2009 compared to 2008 and 33.9% for 2008 compared to 2007. Excluding discontinued operations from our Pre-tax income trends, we experienced declines of 78.4% and 33.1% for 2009 and 2008, respectively.

We also considered qualitative factors and summarize as follows:

•	Our classification of these branches does not mask a change in earnings or other trends.

•	Our classification of these branches was not an attempt to hide a failure to meet analysts’ consensus expectations.

•	The classification did not change an operating loss into income or vice-versa for the periods presented in our 2009 Form 10-K.

•	Our compliance with regulatory requirements was not affected.

•	Our compliance with loan covenants or other contractual requirements was not affected.

•	Since there is no change to the consolidated net income of the company, the classification of the closed branches had no effect on management’s incentive compensation.

•	Management was not trying to conceal unlawful or inappropriate acts.

Based on the quantitative and qualitative factors, we believe that the judgment of a reasonable investor would not have been changed or influenced by the classification of the closed and not consolidated branches as discontinued operations for all years presented in Form 10-K for the year ended December 25, 2009.

2.	We note your revised policy with the respect to long-lived asset impairment and your statement that definite-lived intangible assets are grouped at either the Brand or Corporate level. It is unclear to us why you do not intend to allocate your definite-lived intangible assets, such as customer relationships, to the individual branch level. Please revise your policy or advise us.

To clarify our position for our current definite-lived intangible assets, we do group customer relationships at the branch level because the majority of the cash flows are identifiable to the branch. Our remaining definite-lived intangible assets, representing trademarks and non-compete agreements, are grouped at the brand level and do not generate cash flows that are attributable to any one branch.

In our October 14, 2010 response we stated that in our next Form 10-K filing we will revise and expand our policy discussion of impairment of long-lived assets. That proposed disclosure is included below together with our revisions that are underlined. The revised disclosure should further clarify our policy and current treatment.

Long-Lived Asset Impairment

Long-lived assets include property and equipment and definite-lived intangible assets. Definite-lived intangible assets consist of customer relationships, tradenames and non-compete agreements. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value. Upon indication that the carrying values of the assets may not be recoverable, we recognize an impairment loss. The fair value of the assets is estimated using the discounted future cash flows of the assets. Long-lived assets are grouped at the lowest level at which identifiable cash flows are largely independent when assessing impairment. Our branch assets including property and equipment and customer relationship intangibles are grouped and evaluated at the individual branch level. All other property and equipment and definite-lived intangibles are grouped at either the Brand or Corporate level as appropriate based on the identifiable cash flows. For long-lived assets that are not deemed to be recoverable, we write down to the estimated fair value, which becomes the new cost basis. Considerable management judgment is necessary to estimate future after-tax cash flows, including cash flows from continuing use and terminal value. Accordingly, actual future results could vary from our estimates.

In connection with our response, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Norman Frey at (253) 680-8286 with any questions or further comments you may have regarding this letter.

Sincerely,

/s/ Derrek L. Gafford
Derrek L. Gafford

Chief Financial Officer

cc:	Steven C. Cooper, Chief Executive Officer
Norman H. Frey, Chief Accounting Officer

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